Filed by McKinley Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: McKinley Acquisition Corporation

Commission File No. 001-42799

On Friday, July 31, 2026, Space-Eyes, Inc. and McKinley Acquisition Corporation issued the following press release:

Space-Eyes and McKinley Acquisition Corp. Announce Definitive Business Combination Agreement to
Deliver AI-Driven Counter Drone Technology and Geospatial Intelligence Worldwide

The transaction will bring Space-Eyes’ intelligence platforms to public markets with real-time situational awareness for governments and enterprises to monitor and respond to mission critical threats across land, sea and air

Eric Trump announced as an investor and strategic adviser with deep experience in identifying and growing U.S. innovations in defense technology

●	Proposed transaction is expected to close in the fourth quarter of 2026.

●	Implied Space-Eyes pro forma transaction equity valuation of $638 million, assuming no redemptions from McKinley’s trust account and the initial tranche of $5 million received from PIPE.

●	Sourced up to $75 million in a PIPE to augment $176.7 million of trust capital.

Miami, Florida, July 31, 2026 (GLOBE NEWSWIRE) -- Space-Eyes, Inc. (“Space-Eyes”), a provider of next-generation geospatial intelligence and AI agents that orchestrate real-time situational awareness and control for Defense, Security, and Enterprise Operations Worldwide, and McKinley Acquisition Corp. (Nasdaq: MKLY) (“McKinley”), announced today that they have entered into a definitive business combination agreement (“BCA”). The proposed transaction was unanimously approved by the boards of directors of both Space-Eyes and McKinley and is expected to close in the fourth quarter of 2026, subject to customary closing conditions, including regulatory and shareholder approval. Upon closing, the combined company will be named Space-Eyes, Inc., and its common stock is expected to be listed on The Nasdaq Stock Market LLC (“Nasdaq”) and trade under the ticker symbol CUAS, subject to approval by Nasdaq.

Space-Eyes delivers AI-driven, sensor-agnostic Counter-Unmanned Aerial Systems (C-UAS) that detect, track, identify, and mitigate unauthorized and hostile drones across critical infrastructure, military installations, borders, and mass-gathering venues. The Company’s C-UAS platforms are built on CATE AI, its proprietary fusion engine, which integrates radar, RF, EO/IR, and satellite inputs into a single decision-grade air picture. Because the platform is sensor-agnostic, customers deploy it over their existing sensor investments, compressing procurement and fielding timelines.

That same engine underpins Space-Eyes’ broader geospatial intelligence platform, which fuses satellite and multi-sensor data to deliver decision-grade awareness across land, sea, and air for governments and enterprises. The result is a repeatable business model: a single AI core expanding across C-UAS, maritime domain awareness, wildfire detection, and satellite command and control. These capabilities are expected to enable rapid deployment into new applications and provide deeper penetration within existing customer accounts. Space-Eyes is now scaling from prototype deployments into large-scale, sole-source production contracts, increasing procurement velocity, contract size, and program durability.

Management Commentary

“The technology Space-Eyes is developing is absolutely critical for the safety of our nation,” said Eric Trump, strategic advisor. “America has to lead the way, and I am proud to be part of this important mission – leveraging AI and seamless data integration for real-time insights and next generation autonomous defense systems.”

“The world has never needed real-time intelligence more than it does today in order to understand and respond to dynamic and unpredictable environments,” said Capt. Jatin Bains, Space-Eyes CEO and founder. “Space-Eyes has spent two decades building technology, partnerships, and operational credibility to meet this challenge. This transaction gives us an opportunity with the capital and strategic foundation to accelerate growth, expand customer deployments, and fundamentally reshape how the world manages risk.”

“Autonomous defense is a secular trend drawing strong investor attention and market demand. With Space-Eyes’ highly scalable, capital-efficient technology and a team that can secure meaningful contracts, we are well positioned to drive organic and inorganic growth and succeed as a public company,” said Peter Wright, CEO of McKinley Acquisition Corp.

Transaction Highlights:

●	Market Demand: The Geospatial Intelligence and Counter-Unmanned Aerial Systems (C-UAS) market is projected to continue its growth driven by increasing demand for AI-enabled defense systems, expanding deployment of satellites, and rising demand for high-frequency, multi-sensor data collection across defense and enterprise applications.

●	Implied Valuation: The transaction values Space-Eyes at a pro-forma equity value of $638 million (assuming no redemptions from McKinley’s trust account and the initial tranche of $5 million from the PIPE) and an implied enterprise value of $370 million.

●	Financing: McKinley Acquisition Corp. has sourced up to $75 million of capital through PIPE financing, of which $5 million will be invested upon the filing of a registration statement on Form S-4 (the “Registration Statement”) relating to the proposed business combination.

●	Closing: The transaction is expected to close in the fourth quarter of 2026, subject to approval by McKinley shareholders and Space-Eyes, and the satisfaction or waiver of customary closing conditions.

PIPE Transaction:

On July 30, 2026, Space-Eyes, McKinley, and certain buyers, entered into a $75 million Securities Purchase Agreement (the “SPA”).

The SPA provides for the sale of $5 million in senior secured convertible notes at an initial closing, subject to certain conditions, that will take place upon the filing of the business combination registration statement. The proceeds of the initial closing will be funded into a control account, to be released in certain circumstances. The SPA also provides for the issuance of up to an additional $70 million in senior secured convertible notes and warrants at subsequent closings, subject to certain conditions. At the subsequent closing, Space-Eyes is obligated to issue to the buyers shares of common stock equal to 9.9% of McKinley’s outstanding common stock following the merger. The buyers may apply such shares to satisfy share issuance obligations under the notes. Any such shares which are not used to satisfy share issuance obligations under the notes will be returned upon the maturity date. The notes bear interest at 10% per annum and mature in 2031. The exercise price of the warrants is $12.00 per share, subject to adjustment.

The notes contain affirmative and negative covenants, including, among others, restrictions on additional indebtedness, liens, investments, distributions, asset transfers and transactions with affiliates, as well as minimum liquidity requirements.

The conversion price of the notes is equal to (A) one thousand dollars ($1,000) divided by (B) the conversion rate. The conversion rate is equal to $1,000 divided by the lower of (i) twelve dollars ($12.00) and (ii) one hundred twenty percent (120%) of the last reported sale price of the common stock on the closing of the business combination, subject to adjustment.

The securities issued under the SPA will be secured by a first priority security interest in substantially all tangible and intangible assets of Space-Eyes and its subsidiaries, together with control agreements over a controlled cash account. Concurrently with the consummation of the business combination, McKinley and the buyers will execute security agreements granting an equivalent first priority security interest in substantially all of McKinley’s and its subsidiaries’ assets.

In addition, in connection with the business combination, the notes, and warrants issued by Space-Eyes will be exchanged for corresponding notes and warrants issued by McKinley, on materially identical terms and the Space-Eyes securities will be cancelled.

For a summary of the material terms of the transaction, as well as a copy of the business combination agreement and investor presentation, please see the Current Report on Form 8-K to be filed by McKinley with the U.S. Securities and Exchange Commission (the “SEC”) available at www.sec.gov. Additional information about the proposed business combination will be described in the registration statement which McKinley and Space-Eyes will file with the SEC at www.sec.gov or by directing a written request to McKinley Acquisition Corp., 75 Second Ave., Suite 605, Needham, MA 02494.

Advisors

Clear Street LLC is serving as lead advisor and placement agent on the transaction and Alexander Capital is a co-adviser and placement agent.

About Space-Eyes

Space-Eyes is a U.S. geospatial intelligence and technology company delivering space-driven awareness for high-stakes environments through advanced analytics and multi-sensor integration. The company develops data-driven systems that prioritize accuracy, integrity, and operational usefulness to support decision-makers. Its work spans maritime operations, disaster monitoring, and defense and security missions. With continued investment in analytics, sensor fusion, and space-layer infrastructure, Space-Eyes is building intelligence systems designed for scale, reliability, and mission impact.

About McKinley Acquisition Corp.

McKinley Acquisition Corp. is a special purpose acquisition company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Cautionary Statement Regarding Forward-Looking Information

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between McKinley and Space-Eyes, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of McKinley and/or Space-Eyes’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of McKinley and Space-Eyes. These statements are subject to a number of risks and uncertainties regarding Space-Eyes’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by McKinley’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Space-Eyes or McKinley for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Space-Eyes’ business and the timing of expected business milestones; the effects of competition on Space-Eyes’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Space-Eyes and McKinley presently do not know or that Space-Eyes and McKinley currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Space-Eyes’ and/or McKinley’s expectations, plans or forecasts of future events and views as of the date of this communication. Space-Eyes and McKinley anticipate that subsequent events and developments will cause their assessments to change. However, while Space-Eyes and/or McKinley may elect to update these forward-looking statements in the future, Space-Eyes and McKinley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Space-Eyes’ or McKinley’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of McKinley for their consideration. In connection with the business combination, McKinley intends to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Space-Eyes’ equity holders in connection with the completion of the business combination. After the Registration Statement is declared effective, McKinley will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that McKinley will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of McKinley as of a record date to be established for voting on the business combination. Shareholders of McKinley will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

McKinley and its directors, executive officers, and other members of management, and consultants may, under SEC rules, be deemed to be participants in the solicitation of proxies from McKinley’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in McKinley is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Directors, Executive Officers and Corporate Governance” of McKinley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Space-Eyes, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of McKinley’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investor Contact:

Mike Cummings
Alpha IR Group
617.461.1101

CUAS@alpha-ir.com

Media Contact:

James McCusker
Alpha Advisory Group
203.585.4750

CUAS@alpha-ir.com

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